SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 6, 2005 at 13.00 GMT
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s Q2 2005 results impacted by labour dispute effects and non-recurring item

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that a new collective labour agreement for the paper industry in Finland was signed on 1 July 2005. Prior to signing the new agreement, the labour dispute resulted in the cessation of Finnish production for about seven weeks during the second quarter. At the time of the publication of Stora Enso’s financial results for the first quarter of 2005, the company estimated that disruption to its production in Finland would reduce the Group’s operating profit by about EUR 3 million per day. It can now be confirmed that therefore the Q2 2005 results are negatively impacted by approximately EUR 150 million due to the impact of the labour dispute.

Production has recommenced at all of the Group’s production units in Finland. However, full production of saleable quality will not be achieved until the second week of July. The Group’s third quarter 2005 results will therefore be affected by the machine start-ups in the first week of the quarter.

The new labour agreement, with its significant changes to working practices, will help to ensure the long-term competitiveness of the Finnish forest products industry.

Non-recurring item

The second quarter 2005 results will also be affected by the decision to impair the fixed asset value of Veitsiluoto Sawmill in Finland by approximately EUR -12 million.

Further comments on the Group’s performance and outlook will be provided when the second quarter results are published on Wednesday 27 July 2005 at 13.00 Finnish Time.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel